FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 16, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMPLETION OF PRIVATIZATION CONTRACT FOR
MECHEL CAMPIA TURZII

Campia Turzii, Romania – April 16, 2007, – Mechel OAO (NYSE: MTL) announces the early completion of its obligations under the privatization contract for its Romanian steel plant, Mechel Campia Turzii.

The Authority of State Assets Recovery of Romania has formally confirmed the fulfillment of all the investment obligations undertaken by Mechel under the privatization contract in purchasing the Romanian company, Mechel Campia Turzii, which specializes in manufacturing rolled and hardware products.

The privatization contract for Mechel Campia Turzii was originally signed on March 14, 2003. Transfer of ownership took place on June 20, 2003. Mechel has completely met all its investment obligations regarding the three investment years and fulfilled in advance its obligations regarding the fourth and fifth investment years ending on June 20, 2008. Mechel obtained from the trade unions their necessary consent, which allowed Mechel to meet the terms under the contract 13 months earlier than the date stipulated.

Since its acquisition, Mechel has invested US$34.0 million in Mechel Campia Turzii, including investments in its technical re-equipment, environmental protection, repayment of the arrears to the budget, and payment of the shares and working capital.

The long-term development program of the plant is currently being implemented, which includes significant investments in the modernization of its production capabilities. As a part of this implementation, a press filter to process neutralized pickling solutions was started up early this year, and the workshop for manufacturing and reconditioning of dies was upgraded in the autumn of 2006.

In 2006, the plant’s rolled product output was approximately 141.7 thousand tonnes and its hardware products output was approximately 86 thousand tonnes. In the coming years, Mechel plans to upgrade the capabilities of Mechel Campia Turzii’s steelmaking production and subsequent high value added steel product manufacturing.

“The early closing of the Mechel Campia Turzii privatization contract concludes Mechel’s fulfillment of its investment obligations to the Romanian Government, trade unions, and employees of the companies,” commented Mechel’s Chief Operating Officer Alexey Ivanushkin. “Mechel also closed its privatization contract for its other Romanian steel plant, Mechel Targoviste, in December 2006. With these investments, Mechel is successfully executing its plans to transform formerly unprofitable assets into sustainable and profitable companies. Joint cooperation with the government of Romania enables Mechel to make future investments in the Company’s Romanian assets. A strategic investment program for further developing the Romanian plants in 2007-2011 is currently being developed. The objective of this program is significant cost reduction, further modernization, and improved performance across the entire production process.”

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Mechel OAO
Irina Ostryakova
Director of Communications
Phone: 7-495-221-88-88
irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: April 16, 2007